Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	36,538	34,470	29,602	71,008	57,498	121,641
Other income, net	584	676	524	1,260	1,146	2,295
Total Income	37,122	35,146	30,126	72,268	58,644	123,936
Expenses
Employee benefit expenses	19,438	18,337	15,743	37,776	30,973	63,986
Cost of technical sub-contractors	3,694	3,909	3,054	7,603	5,508	12,606
Travel expenses	363	376	163	739	296	827
Cost of software packages and others	2,512	2,420	1,393	4,932	2,682	6,811
Communication expenses	189	170	146	359	294	611
Consultancy and professional charges	439	456	449	895	844	1,885
Depreciation and amortisation expenses	1,029	950	859	1,979	1,687	3,476
Finance cost	66	56	48	121	98	200
Other expenses	1,001	938	823	1,939	1,639	3,424
Total expenses	28,731	27,612	22,678	56,343	44,021	93,826
Profit before tax	8,391	7,534	7,448	15,925	14,623	30,110
Tax expense:
Current tax	2,482	2,350	1,987	4,832	3,923	7,811
Deferred tax	(117)	(178)	33	(295)	71	153
Profit for the period	6,026	5,362	5,428	11,388	10,629	22,146
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	40	(86)	14	(46)	(19)	(85)
Equity instruments through other comprehensive income, net	4	3	40	7	41	96
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(12)	26	6	14	11	(8)
Exchange differences on translation of foreign operations	(14)	53	(166)	39	124	228
Fair value changes on investments, net	26	(372)	55	(346)	93	(49)
Total other comprehensive income/(loss), net of tax	44	(376)	(51)	(332)	250	182
Total comprehensive income for the period	6,070	4,986	5,377	11,056	10,879	22,328
Profit attributable to:
Owners of the company	6,021	5,360	5,421	11,381	10,616	22,110
Non-controlling interest	5	2	7	7	13	36
	6,026	5,362	5,428	11,388	10,629	22,146
Total comprehensive income attributable to:
Owners of the company	6,068	4,986	5,375	11,054	10,866	22,293
Non-controlling interest	2	–	2	2	13	35
	6,070	4,986	5,377	11,056	10,879	22,328
Paid up share capital (par value 5/- each, fully paid)	2,099	2,098	2,097	2,099	2,097	2,098
Other equity *#	73,252	73,252	74,227	73,252	74,227	73,252
Earnings per equity share (par value 5/- each)**
Basic ()	14.35	12.78	12.88	27.13	25.11	52.52
Diluted ()	14.34	12.76	12.85	27.10	25.06	52.41

*	Balances for the quarter and half year ended September 30, 2022 and quarter ended June 30, 2022 represents balances as per the audited Balance Sheet for the year ended March 31, 2022 and balances for the quarter and half year ended September 30, 2021 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter and half year ended September 30, 2022, quarter ended June 30, 2022 and quarter and half year ended September 30, 2021.
#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter and half-year ended September 30, 2022 have been taken on record by the Board of Directors at its meeting held on October 13, 2022. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Acquisition of BASE life science A/S

On September 01, 2022, Infosys Consulting Pte. Ltd (a wholly-owned subsidiary of Infosys Limited) acquired 100% voting interests in BASE life science A/S, a consulting and technology firm in the life sciences industry in Europe for a total consideration of EUR 110 million (approximately 906 crore) comprising cash, management incentive, bonuses and retention.

c) Buyback of equity shares

In line with the capital allocation policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of Postal Ballot.

d) Management change

Ravi Kumar S, President resigned from the Company effective October 11, 2022. The Board placed on record its deep sense of appreciation for the services rendered by him.

e) Update on employee stock grants

On recommendation of the Nomination and Remuneration Committee, the Board on October 13, 2022 approved the grant of 48,050 Restricted Stock Units to three eligible employees under the 2015 Stock Incentive Plan (2015 Plan). The RSUs will be granted w.e.f November 1, 2022 and would vest over a period of three to four years.

On recommendation of the Nomination and Remuneration Committee, the Board on October 13, 2022 approved the grant of annual performance based stock incentives in the form of Restricted Stock units (RSU's) having a market value of 60 lacs to an eligible employee under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan). The RSUs will be granted w.e.f November 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on November 1, 2022. The RSUs would vest equally over a period of three years subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.

2. Information on dividends for the quarter and half year ended September 30, 2022

The Board of Directors declared an interim dividend of 16.50 /- per equity share. The record date for the payment is October 28, 2022.The interim dividend will be paid on November 10, 2022. The interim dividend declared in the previous year was 15/- per equity share

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
Dividend per share (par value 5/- each)
Interim dividend	16.50	–	15.00	16.50	15.00	15.00
Final dividend	–	–	–	–	–	16.00

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2022	March 31, 2022
ASSETS
Non-current assets
Property, plant and equipment	12,919	13,075
Right of use assets	5,625	4,823
Capital work-in-progress	402	416
Goodwill	6,892	6,195
Other Intangible assets	1,828	1,707
Financial assets
Investments	12,670	13,651
Loans	47	34
Other financial assets	2,015	1,460
Deferred tax assets (net)	1,377	1,212
Income tax assets (net)	6,160	6,098
Other non-current assets	2,365	2,029
Total non-current assets	52,300	50,700
Current assets
Financial assets
Investments	11,778	6,673
Trade receivables	25,397	22,698
Cash and cash equivalents	14,869	17,472
Loans	279	248
Other financial assets	9,810	8,727
Income tax assets (net)	–	54
Other current assets	12,798	11,313
Total current assets	74,931	67,185
Total Assets	127,231	117,885
EQUITY AND LIABILITIES
Equity
Equity share capital	2,099	2,098
Other equity	77,882	73,252
Total equity attributable to equity holders of the Company	79,981	75,350
Non-controlling interests	366	386
Total equity	80,347	75,736
Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	5,572	4,602
Other financial liabilities	2,297	2,337
Deferred tax liabilities (net)	1,120	1,156
Other non-current liabilities	560	451
Total non-current liabilities	9,549	8,546
Current liabilities
Financial liabilities
Lease liabilities	950	872
Trade payables	4,162	4,134
Other financial liabilities	17,418	15,837
Other Current Liabilities	10,440	9,178
Provisions	1,141	975
Income tax liabilities (net)	3,224	2,607
Total current liabilities	37,335	33,603
Total equity and liabilities	127,231	117,885

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2022 and March 31, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Half-year ended September 30,
	2022	2021
Cash flow from operating activities
Profit for the period	11,388	10,629
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	4,537	3,994
Depreciation and amortization	1,979	1,687
Interest and dividend income	(947)	(885)
Finance cost	121	98
Impairment loss recognized / (reversed) under expected credit loss model	91	87
Exchange differences on translation of assets and liabilities, net	131	54
Stock compensation expense	269	209
Other adjustments	283	36
Changes in assets and liabilities
Trade receivables and unbilled revenue	(4,864)	(2,963)
Loans, other financial assets and other assets	(1,205)	(406)
Trade payables	(9)	349
Other financial liabilities, other liabilities and provisions	3,213	2,754
Cash generated from operations	14,987	15,643
Income taxes paid	(4,227)	(3,574)
Net cash generated by operating activities	10,760	12,069
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(1,234)	(1,030)
Deposits placed with corporation	(564)	(516)
Redemption of deposits placed with corporation	384	343
Interest and dividend received	846	1,017
Payment towards acquisition of business, net of cash acquired	(904)	–
Payment of contingent consideration pertaining to acquisition of business	(60)	(53)
Escrow and other deposits pertaining to Buyback	–	(420)
Redemption of escrow and other deposits pertaining to Buyback	–	420
Other receipts	40	35
Other payments	–	(22)
Payments to acquire Investments
Liquid mutual funds and fixed maturity plan securities	(36,310)	(25,411)
Certificates of deposit	(5,024)	(498)
Commercial Paper	(482)	–
Non-convertible debentures	(249)	(154)
Tax free bonds	(13)	–
Government securities	(1,569)	(653)
Others	(18)	(13)
Proceeds on sale of Investments
Equity and preference securities	99	–
Non-convertible debentures	295	1,299
Government securities	1,332	1,336
Certificates of deposit	3,138	500
Commercial Paper	200	–
Liquid mutual funds	34,336	22,928
Others	–	1
Net cash (used in) / generated from investing activities	(5,757)	(891)
Cash flows from financing activities:
Payment of lease liabilities	(527)	(421)
Payment of dividends	(6,711)	(6,369)
Payment of dividend to non-controlling interest of subsidiary	(22)	(2)
Shares issued on exercise of employee stock options	7	9
Other receipts	84	117
Other payments	(220)	(15)
Buyback of equity shares including transaction cost and tax on buyback	–	(11,125)
Net cash used in financing activities	(7,389)	(17,806)
Net increase / (decrease) in cash and cash equivalents	(2,386)	(6,628)
Effect of exchange rate changes on cash and cash equivalents	(217)	(30)
Cash and cash equivalents at the beginning of the period	17,472	24,714
Cash and cash equivalents at the end of the period	14,869	18,056
Supplementary information:
Restricted cash balance	465	526

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the half year ended September 30, 2022 and September 30, 2021 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
Revenue by business segment
Financial Services (1)	11,148	10,562	9,566	21,710	18,783	38,902
Retail (2)	5,183	5,004	4,330	10,187	8,505	17,734
Communication (3)	4,501	4,464	3,668	8,965	7,071	15,182
Energy, Utilities, Resources and Services	4,498	4,259	3,501	8,757	6,871	14,484
Manufacturing	4,686	4,172	3,219	8,858	5,922	13,336
Hi-Tech	2,971	2,812	2,511	5,783	4,821	10,036
Life Sciences (4)	2,452	2,257	2,103	4,709	3,994	8,517
All other segments (5)	1,099	940	704	2,039	1,531	3,450
Total	36,538	34,470	29,602	71,008	57,498	121,641
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	36,538	34,470	29,602	71,008	57,498	121,641
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,811	2,754	2,644	5,565	5,002	10,314
Retail (2)	1,578	1,538	1,503	3,115	2,985	6,130
Communication (3)	965	794	816	1,759	1,523	3,372
Energy, Utilities , Resources and Services	1,251	1,145	1,017	2,396	2,038	4,225
Manufacturing	792	385	724	1,177	1,350	2,408
Hi-Tech	724	672	619	1,396	1,186	2,495
Life Sciences (4)	642	535	588	1,177	1,159	2,380
All other segments (5)	139	41	(80)	180	19	167
Total	8,902	7,864	7,831	16,765	15,262	31,491
Less: Other Unallocable expenditure	1,029	950	859	1,979	1,687	3,476
Add: Unallocable other income	584	676	524	1,260	1,146	2,295
Less: Finance cost	66	56	48	121	98	200
Profit before tax and non-controlling interests	8,391	7,534	7,448	15,925	14,623	30,110

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
Revenue from operations	31,567	29,527	25,462	61,094	49,176	103,940
Profit before tax	8,488	6,902	7,303	15,391	13,796	28,495
Profit for the period	6,253	4,901	5,463	11,154	10,186	21,235

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board
for Infosys Limited
Bengaluru, India	Salil Parekh
October 13, 2022	Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2022, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	4,555	4,444	3,998	8,999	7,780	16,311
Cost of sales	3,170	3,144	2,675	6,315	5,184	10,996
Gross profit	1,385	1,300	1,323	2,684	2,596	5,315
Operating expenses	406	412	382	817	759	1,560
Operating profit	979	888	941	1,867	1,837	3,755
Other income, net	73	87	71	160	155	308
Finance cost	8	7	6	15	13	27
Profit before income taxes	1,044	968	1,006	2,012	1,979	4,036
Income tax expense	295	279	272	574	540	1,068
Net profit	749	689	734	1,438	1,439	2,968
Earnings per equity share *
Basic	0.18	0.16	0.17	0.34	0.34	0.70
Diluted	0.18	0.16	0.17	0.34	0.34	0.70
Total assets	15,640	15,193	14,295	15,640	14,295	15,555
Cash and cash equivalents and current investments	3,276	2,798	3,103	3,276	3,103	3,185

*	EPS is not annualized for the quarter and half year ended September 30, 2022, quarter ended June 30, 2022 and quarter and half year ended September 30, 2021.

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States, and corporate actions including timely completion of the proposed buy-back of our equity shares. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.